China ACM Announces Resignation of President and CFO Jeremy
Goodwin and Appoints Interim CFO

BEIJING, China – November 14, 2011 – China Advanced Construction Materials Group, Inc. (“China ACM” or the “Company”) (NASDAQ GM: CADC), a leading provider of ready-mix concrete and related technical services in China, today announced the resignation of Jeremy Goodwin from his positions as President and Chief Financial Officer, effective November 15, 2011. Mr. Goodwin had no disagreements with the Company and has resigned to pursue other interests and opportunities.

Mr. Goodwin was an independent member of China ACM’s Board of Directors from October 2008 until he was appointed President of China ACM in January 2010. In February 2010, he also assumed the role of Chief Financial Officer of China ACM.

Mr. Xianfu Han, Chairman and Chief Executive Officer of China ACM, commented, “I would like to thank Jeremy for his service to the Company. We wish him much success in his future endeavors.”

The Company has appointed Mr. Yanwei He, China ACM’s Financial Manager, as Interim Chief Financial Officer. Yanwei He is not related to China ACM’s Chief Operating Officer, Mr. Weile He.

Mr. Goodwin commented, “It has been a pleasure to collaborate with the management and Board of China ACM on a number of corporate initiatives over the past three years and I wish them well in their future pursuits.”

China ACM

About China ACM

China ACM is a leading producer of advanced, certified eco-friendly ready-mix concrete (RMC) and related technical services for large scale, high-speed rail (HSR) and other complex infrastructure projects. Leveraging its proprietary technology and value-add engineering services model, the Company has won work on numerous high profile projects including the 30,000 km China HSR expansion, the Olympic Stadium Bird’s Nest, Beijing South Railway Station, Beijing International Airport, National Centre for Performing Arts, CCTV Headquarters, Beijing Yintai Building and U.S. and French embassies in Beijing, China.

Founded in 2002, Beijing-based China ACM provides its materials and services through its network of fixed ready-mix concrete plants covering the Beijing metropolitan area. It also has technical consulting services and preferred procurement agreements with other independently-owned plants across China. Additionally, the Company owns numerous portable plants deployed in various provinces across China primarily in major high speed rail projects. More information about the Company is available at www.china-acm.com.

Safe Harbor Statement

This press release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Such statements include all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements can be identified by the use of forward-looking terminology such as “will,” “believes,” “expects,” “may” or similar expressions. Such information is based upon expectations of our management that were reasonable when made but may prove to be incorrect. All of such assumptions are inherently subject to uncertainties and contingencies beyond our control and based upon premises with respect to future business decisions, which are subject to change. We do not undertake to update the forward-looking statements contained in this press release, except to the extent required by law. For a description of the risks and uncertainties that may cause actual results to differ from the forward-looking statements contained in this press release, see our most recent Annual Report on Form 10-K, as amended, filed with the Securities and Exchange Commission, and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC’s electronic data gathering analysis retrieval system at http://www.sec.gov.

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